

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2012

<u>Via E-mail</u>
Mr. J. Scott Di Valerio
Chief Executive Officer
Coinstar, Inc.
1800 114th Avenue SE
Bellevue, WA 98004

> **Re: Coinstar, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed October 27, 2011**
> **File No. 000-22555**

Dear Mr. Di Valerio:

   We have reviewed your response letter dated January 5, 2012 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarter Ended September 30, 2011</u>

<u>Note 15. Commitments and Contingencies, Other Contingencies, page 24</u>

1. Refer to your statement that "If the actual loss significantly exceeds our accrual, it could *materially impact* our operating results in the period in which the actual loss becomes known."   Tell us if it is reasonably possible that the actual loss could significantly exceed your accrual over the life of the supplier's agreement, and whether such loss is estimable.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director